

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Steven Burdick
Executive Vice President and Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, CA 91107

      Re: Tetra Tech, Inc.
          Form 10-K for Fiscal Year Ended October 1, 2023
          File No. 000-19655

Dear Steven Burdick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services